Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of (i) our report dated February 23, 2010, with respect to the consolidated balance sheet of KBS Legacy Partners Apartment REIT, Inc. as of December 31, 2009, the related consolidated statements of operations, stockholder’s equity and cash flows for the period from July 31, 2009 (inception) to December 31, 2009 and (ii) our report dated December 22, 2010 with respect to the statement of revenues over certain operating expenses of Dakota Hill for the year ended December 31, 2009, all included in Post-Effective Amendment No. 2 to the Registration Statement (Form S-11 No. 333-161449) and related Prospectus of KBS Legacy Partners Apartment REIT, Inc. for the registration of 280,000,000 shares of its common stock.

/s/ Ernst & Young LLP

Irvine, California

January 21, 2011